Sub-Item 77D: Policies with respect to security investments

Change in Investment Policy for Investment Objective for the
Heitman REIT Fund

Effective May 17, 2012, the investment objective of Heitman
REIT Fund was changed from a non-fundamental investment policy to a fundamental investment policy that may not be changed without approval by the holder of "a majority of the outstanding voting securities."